John Hunkin to Retire from CIBC; Gerry McCaughey Named CEO

TORONTO, June 29, 2005 – John Hunkin, Chief Executive Officer, CIBC (TSX: CM, NYSE: BCM), today announced that he will retire from CIBC, effective August 1, 2005. Gerry McCaughey, CIBC’s President and Chief Operating Officer, will succeed Mr. Hunkin as President and Chief Executive Officer, and will become a member of CIBC’s Board of Directors.

“Gerry McCaughey is a proven leader with a clear vision of the future and a record of getting things done,” said Mr. Hunkin. “At each turn since being named Chairman and CEO of CIBC World Markets in February 2004 and then President and Chief Operating Officer of CIBC late last year, Gerry has demonstrated leadership and an ability to build solid teams and deliver strong results. With Gerry now firmly in place, it’s the right time for me to step aside and let him take CIBC forward. I have every confidence in Gerry’s leadership and CIBC’s continued success.”

William Etherington, CIBC’s Chairman of the Board, said, “CIBC is better and stronger because of John Hunkin’s leadership. Operationally, financially and strategically, CIBC is on track and well-positioned for the future. While John will remain CEO until the end of July, we want to take this opportunity to thank him for 36 years of extraordinary service to CIBC and its employees, customers and shareholders, as well as to the broader community we serve.”

Mr. Etherington added, “The board is very pleased to appoint Gerry McCaughey as CIBC’s President and Chief Executive Officer. Gerry is a first-rate leader who brings a strategic mindset to everything he does. CIBC will be well served by his focus on enhanced business performance and the continued creation of long-term shareholder value.”

“Under John’s leadership, we have reduced CIBC’s risk profile, strengthened our balance sheet, delivered significant value to our shareholders and built industry-leading franchises,” said Mr. McCaughey. “Our priority will be to build on these achievements by deepening client relationships, enhancing productivity, strengthening credit quality and generating long-term sustainable growth.”

Mr. McCaughey, 49, has been a member of CIBC’s Senior Executive Team since 1999. During the past six years, he has had responsibility for each of CIBC’s major business units, including CIBC’s industry-leading wealth management, investment banking and credit card franchises. In February 2004, Mr. McCaughey was named Chairman and Chief Executive Officer, CIBC World Markets, in addition to maintaining his leadership responsibilities for CIBC Wealth Management. In December 2004, he was appointed

President and Chief Operating Officer of CIBC. (Additional biographical information is available at www.cibc.com.)

CIBC, headquartered in Toronto, is a leading North American financial institution with almost nine million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, in the United States and around the world.

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A NOTE ABOUT FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

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Contact:	Rob McLeod CIBC (416) 980-3714